UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

Amendment No. 2

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Globex Utilidades S.A.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Brazilian Distribution Company
(Name of Person(s) Furnishing Form)

     Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

     Daniela Sabbag
Av. Brigadeiro Luiz Antonio 3142
São Paulo, SP 01402-901
Brazil
+55-11-3886-0421
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 8, 2009
(Date Tender Offer/Rights Offering Commenced)

PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1 Non-binding English translation of Notice to Market relating to the tender offer, dated September 18, 2009.

Item 2. Informational Legends

Brazilian Distribution Company has included the legend required by Rule 802(b) on the outside cover page of the non-binding English translation of the Notice to Market relating to the tender offer, dated September 18, 2009, which was filed with the Securities and Exchange Commission on Form CB on September 21, 2009.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDER

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Brazilian Distribution Company with the Securities and Exchange Commission on July 8, 2009.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Companhia Brasileira de Distribuição

By:	/s/ Enéas César Pestana Neto
Name: Enéas César Pestana Neto
Title: Administrative Director

By:	/s/ Daniela Sabbag
Name: Daniela Sabbag
Title: Investor Relations Officer

Date: September 21, 2009

Exhibit 99.1

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56
Authorized Capital Publicly-Held Company

NOTICE TO THE MARKET

NOTICE TO US SHAREHOLDERS:

THE OFFER IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE US FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE US SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A US COURT'S JUDGMENT.

Companhia Brasileira de Distribuição (“CBD” or “Company”) hereby announces to the market the following related to the installment payment by the Company’s subsidiary, Mandala Empreendimentos e Participações S.A. (“Mandala”) of the purchase price of shares issued by Globex Utilidades S.A. (“GUSA”).

1. Pursuant to the Share Purchase Agreement executed on June 7, 2009 between on the one hand, Mandala and Keene Investment Corporation S.A., Parvest – Participação e Administração Ltda., Tamarac Investment, LLC, Blue Springs Holdings, LLC, Linnetsong Investments Ltd., LLC and Phillimore Holdings LLC (the “GUSA’s Controlling Shareholders”), on the other hand and Wilkes Participações S.A.(“Wilkes”) and CBD as intervening parties, as subsequently amended (the “Agreement”), the purchase price of shares issued by GUSA then held by GUSA’s Controlling Shareholders was R$9.4813 per share, R$4.2942 paid in cash and R$5.871 to be paid by installments in the 4th anniversary of the operation closing date, adjusted according to the CDI variation, in the period between the 90th day after the execution date of the Agreement and the effective date of payment, pro rata temporis (the “Credit”).

1.1. In addition, according to the Agreement, Mandala had to offer to GUSA’s minority shareholders (the “GUSA’s Minority Shareholders”) the right to adhere to the terms and conditions of the Agreement, by selling their shares to Mandala for a price corresponding to 80% of the purchase price per share paid to GUSA’s Controlling Shareholders, in the amount of R$7.5850 per share, R$3.4353 were paid in cash and R$4.1497 will be paid by installments, and this installment also referred to as “Credit”.

2. The Agreement also sets forth that the Board of Directors of CBD would call a General Shareholders’ Meeting of CBD and its agenda to include the approval of the Company’s capital stock increase up to R$664,361,840.00, by issuing 16,609,046 non-voting Class B preferred shares (the “Class B Shares”), subject to a lock-up period (the “Lock-Up Period”) and the mandatory conversion into the Company’s Class A shares, as per schedule below:

(i) 32% of total Class B Shares issued will be converted within five (5) consecutive days, as of the ratification date of capital increase, i.e., September 28, 2009;
(ii) 28% of total Class B Shares issued will be converted on January 7, 2010;

(iii) 20% of total Class B Shares issued will be converted on July 7, 2010; and
(iv) 20% of total Class B Shares issued will be converted on January 7, 2011.

3. GUSA’s Controlling Shareholders and all GUSA’s Minority Shareholders adhering to the Agreement should be required to subscribe Class B Shares, whose preemptive rights would be assigned by Wilkes, as well as eventual unsold Class B Shares resulting from shares not subscribed by CBD’s shareholders. Also pursuant to the Agreement, the Class B Shares would be fully paid-up by using the Credit, accrued by 10% once exercised the subscription option of Class B Shares.

4. On July 6, 2009, the General Shareholders’ Meeting of the Company approved the aforementioned capital stock increase, exclusively by means of the issue of Class B Shares, at R$40.00 per share (the “Capital Increase”). The Class B shares issued due to the Capital Increase could be subscribed: (i) by CBD’s shareholders, by exercising their preemptive rights in the subscription of new Company shares and paid-up in cash, in domestic currency; (ii) by GUSA’s Controlling Shareholders and to be paid-up by capitalizing the Credit held thereby; and (iii) by GUSA’s Minority Shareholders adhering to the Agreement, these shares also to be paid-up by capitalizing the Credit held thereby.

5. Once expired the terms provided for in the Agreement, one hundred and twenty (120) GUSA’s Minority Shareholders opted for adhering to the Agreement, so that to sell their shares issued by GUSA to Mandala. Thus, in view of the aforementioned adhesion, GUSA’s Minority Shareholders jointly declared the Credit in the total amount of R$142,517,539.00 to be used in the subscription and payment of Class B Shares. In addition, pursuant to the Agreement, GUSA’s Controlling Shareholders are holders of Credit, in the amount of R$496,193,966.00.

5.1. Therefore, due to the amount of Credits, GUSA’s Minority Shareholders adhering to the Agreement could subscribe 3,562,938 Class B Shares and GUSA’s Controlling Shareholders could subscribe 12,404,849 Class B Shares.

5.2. Nevertheless, as the Agreement sets forth, if as a result of the exercise of preemptive right in the subscription of Class B Shares by CBD’s shareholders, the amount of Class B Shares issued within the scope of Capital Increase is not sufficient to use the entire Credit held by GUSA’s Controlling Shareholders and by GUSA’s Minority Shareholders, the portion of Credit not used in the subscription and payment of Class B Shares by GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders would be paid in cash, in domestic currency, within ten (10) business days as of the ratification of capital increase, by using the amount resulting from the payment of Class B Shares by CBD’s shareholders.

6. After elapsing the forty-five (45) day preclusive term for the exercise of preemptive right for the subscription of Class B Shares by CBD’s shareholders, as well as the term to distribute unsubscribed Class B shares, as provided for in item b of paragraph 7 of Article 171 of the Brazilian Corporation Law, we verified that 11,935,446 Class B Shares were subscribed by CBD’s minority shareholders, so that 4,673,600 Class B Shares remain to be distributed between GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders adhering to the Agreement.

7. Thus, considering that, as a result of the exercise of preemptive right in the subscription of Class B Shares by CBD’s shareholders, the amount of remaining Class B Shares, composed of Wilkes’ assignments of subscription rights and unsold shares for subscription and payment by GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders is not sufficient to use the entire Credit held thereby, the Company announces that the remaining 4,673,600 Class B Shares will be distributed between GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders, proportionally to the Credit held by each one against Mandala, corresponding to 3,630,824 Class B Shares to GUSA’s Controlling Shareholders and 1,042,776 Class B Shares to GUSA’s Minority Shareholders.

7.1. Therefore, the amount of Credit held by GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders will be paid as follows:

(i) 29.2689348% in Class B Shares, distributed proportionally to the Credit held by each shareholder against Mandala;

(ii) 70.7310652% in domestic currency, proportionally to the Credit held by each shareholder against Mandala, as follows:

a) GUSA’s Controlling Shareholders will receive on October 2, 2009 the amount of R$ 350,961,006.40, referring to the portion of Credit not used in the subscription and payment of Class B Shares; and

b) GUSA’s Minority Shareholders will receive on October 2, 2009, the amount of R$ 100,806,493.30, referring to the portion of Credit not used in the subscription and payment of Class B Shares.

8. In addition, pursuant to the Agreement, except for the first release of Lock-Up Period to occur on September 28, 2009, if on each release date of Class B Shares Lock-Up Period, as per conversion schedule indicated in item 2 above, the market value of Class A Shares, calculated according to the weighted average price by volume at each trading session, at 15 trading sessions of BM&FBOVESPA immediately preceding each date of conversion, is less than the price per Class A Share of forty reais (R$40.00), duly adjusted according to the CDI rate variation, as of June 7, 2009 until the respective release date of Lock-Up Period, Mandala shall pay to GUSA’s Controlling Shareholders and GUSA’s Minority Shareholders an amount corresponding to said difference, per subscribed Class B Share (the “Difference”).

9. Finally, we inform that in relation to Class B Shares that will be converted on September 28, 2009, the difference amount is R$3.6927 per Class B Share, duly adjusted according to the CDI variation as of June 7, 2009, as set forth in the Agreement.

São Paulo, September 18, 2009.

Daniela Sabbag
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.